LPBP Inc.
Financial Statements
January 31, 2006
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended January 31, 2006 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 23rd of March, 2006.

John Anderson
President and CEO

Statements of Financial Position
[Unaudited]
As at January 31 with comparative at October 31

[Thousands of Canadian dollars]	2006	2005
Assets
Current
Cash	$3,469	$614
Prepaid expenses	32	65
Current portion of future tax assets	18,375	18,375
	21,876	19,054

Investment in MDS Laboratory Services LP	61,307	57,348
Future tax assets	72,494	76,919
Total assets	$155,677	$153,321

Liabilities and Shareholders' Equity
Current
Accrued liabilities	$123	$101
Income taxes payable	250	200
Current portion of unrealized tax loss benefit	16,403	16,403
	16,776	16,704

Unrealized tax loss benefit	64,904	68,664
	81,680	85,368
Shareholders' equity
Common Shares - Class A	2,319	2,319
Common Shares - Class B	34,677	34,677
Retained Earnings	37,001	30,957
	73,997	67,953
Total liabilities and shareholders' equity	$155,677	$153,321
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income
[Unaudited]
	Three months ended January 31
[Thousands of Canadian dollars]	2006	2005
Equity in earnings of investee [note 2]	$12,958	$12,756
General and administration	(130)	(213)

Income before income taxes and interest expense	12,828	12,543
Interest expense	-	(237)

Income before income taxes	12,828	12,306
Income taxes	(683)	(544)
Net income	$12,145	$11,762
Earnings per share basic and diluted [note 3]

Statements of Retained Earnings
[Unaudited]
	Three months ended January 31
[Thousands of Canadian dollars]	2006	2005
Retained earnings, beginning of period	$30,957	$19,392

Net Income	12,145	11,762
Earnings distributions	(6,101)	-

Retained earnings, end of period	$37,001	$31,154

Statements of Cash Flows
[Unaudited]
	Three months ended January 31
[thousands of Canadian dollars]	2006	2005
Operating activities
Net income	$12,145	$11,762
Items not affecting current cash flow:
Tax loss benefit realized	(3,760)	(4,105)
Future income tax expense	4,425	4,599
Interest accrued on loans from affiliated parties	-	237
Equity earnings	(12,958)	(12,756)
Distributions received from MDS Laboratory Services LP	9,000	-
	8,852	(263)
Changes in non-cash working capital balances relating to operations
Prepaid expenses	33	-
Current liabilities	71	72
	8,956	(191)

Financing and Investing activities
Payment of cash dividends	(6,101)	-
Increase in note payable	-	50

	(6,101)	50
Increase (decrease) in cash position during the period	2,855	(141)

Cash position, beginning of period	614	179
Cash position, end of period	$3,469	$38

Notes to Financial Statements
[Unaudited]
 [All tabular amounts in thousands of Canadian dollars, except where noted]

1. Summary of Significant Accounting Policies
These financial statements of LPBP have been prepared on a basis consistent with the Company's audited financial statements for the year ended October 31, 2005. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

2. Equity Earnings
The equity earnings reported by LPBP for the three month period ended January 31 consists of LPBP's 99.99% interest in the income generated by Labs LP during the respective period for 2006 and 2005.

During the first three months of the year, Labs LP has made distributions to the Company aggregating $9 million (2005 - $nil). The Company used the funds to pay the dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. Shortly after October 31, 2005 fiscal year end, the Company declared and paid a dividend of $251 on the Class A common shares on the basis described above.

The Company expects to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes.

Since November 1, 2005, the Company has paid dividends totaling $11,750 on Class B shares, including $5,900 paid subsequent to January 31, 2006 (2005 - $2,600). The amount of future dividends is dependent on the income of Labs LP and cannot be estimated at this time.

4. Earnings per Share
The weighted average number of shares for both periods is 11,229,117,000. The basic and diluted earnings per share for each of the three month periods ended January 31, 2006 and 2005 is less than one half of one cent.

5. Subsequent Events
Subsequent to January 31, 2006, the Company has received distributions of $3,000 and has paid out dividends to the Class B Non-Voting shares of $5,900.